May 26, 2017

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Securities, Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:        Filing of Technical Report by Alio Gold Inc. (the “Company”)

I refer to the following Technical Report prepared for the Company entitled “NI 43-101F1 Technical Report, Updated Resources and Reserves and Mine Plan for the San Francisco Gold Project, Sonora, Mexico” dated May 25, 2017 with an effective date of April 1, 2017 (the “Technical Report”).

I hereby consent to the public filing of the Technical Report. I also consent to the use of extracts from, or a summary of, the Technical Report in the Company’s news release dated May 11, 2017 (the “News Release”).

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the Technical Report for which portions I am responsible.

Yours truly,

“Richard M. Gowans”

_______________________________________________
Richard M. Gowans, B.Sc., P.Eng.

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